UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MusclePharm Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

627335201
(CUSIP Number)

Leonard P. Wessell III President Amerop Holdings, Inc. 1800 Broadway, Suite 100 Boulder, CO 80302 (303) 938-0507
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 627335201

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerop Holdings, Inc. – IRS Identification No. 84-1160226
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,211,781
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,211,781
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard P. Wessell III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,211,781
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,211,781
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON* IN

Item 1.        Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Issuer Common Stock”), of MusclePharm Corporation, a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4721 Ironton Street, Unit A, Denver, Colorado 80239.

Item 2.        Identity and Background

This Schedule 13D is being filed by Amerop Holdings, Inc. (“Amerop”), a Colorado corporation, and Leonard P. Wessell III, the sole executive officer, director and stockholder of Amerop.  The address of Amerop’s principal executive office is 1800 Broadway, Suite 100, Boulder, Colorado 80302.

Certain information required by Instruction C to Schedule 13D with respect to Mr. Wessell, as an executive officer and a director of Amerop, is set forth in Schedule A annexed hereto and incorporated herein by reference.

During the last five years, neither Amerop nor Mr. Wessell has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

Amerop acquired its existing investment in Issuer Common Stock using its available funds.  The aggregate purchase price for the 2,211,781 shares of Issuer Common Stock beneficially owned by Amerop was approximately $4.5 million.

On October 17, 2017, Amerop made a proposal to the special committee (the “Special Committee”) of the board of directors (the “Board”) of the Issuer, contained in written materials (the “Amerop Proposal”), indicating its interest in purchasing approximately $18 million of newly issued shares of Issuer Common Stock at a price of $1.96 per share.  Amerop intends to fund the proposed transaction, should it occur, using funds available to it and to entities wholly owned and controlled by Mr. Wessell.  There will be no financing condition or contingency with respect to the proposed transaction.

Item 4.        Purpose of Transaction

The shares of Issuer Common Stock reported in this Schedule 13D were originally purchased and held by Amerop for ordinary investment purposes only, but as the result of continuing investment analysis and concerns over the governance, management, operations and financing of the Issuer (including the Issuer’s plans for recapitalization / refinancing of the three secured promissory notes held by Ryan Drexler, the Executive Chairman of the Board and the Chief Executive Officer of the Company, with an aggregate principal amount of $18,000,000 (collectively, the “Notes”)), Amerop has raised its significant concerns with the Special Committee and the Board.

Amerop plans to participate in conversations with the Special Committee and possibly other Issuer investors regarding the Amerop Proposal and other alternatives to address Amerop’s concerns.  In the course of these discussions, Amerop may propose solutions to the Issuer’s challenges that may directly or indirectly relate to or result in the acquisition by Amerop or other persons of additional Issuer securities, or the disposition by Amerop or other persons of Issuer securities; an extraordinary transaction involving the Issuer, such as a sale, recapitalization or reorganization of the Issuer; sales or transfers of material amounts of the Issuer’s assets; changes in the composition of the Board or the Issuer’s  management team; material changes in the Issuer’s capital structure; and other potentially material changes in the Issuer’s business, operations or structure.

Amerop indicated its interest in acquiring shares of Issuer Common Stock on the terms set forth in the Amerop Proposal, including that:

•
All of the proceeds of the proposed transaction will be used solely to repurchase and retire immediately at the closing of such proposed transaction the Notes, together with accrued interest, and all rights related thereto.

•
Amerop will have the option to purchase from the Company up to an aggregate of 7 million additional shares of Issuer Common Stock at any time over the period of 18 months following the closing, at Amerop’s sole option, at a price equal to the 60-day volume weighted average on the business day prior to such option being exercised by Amerop.  Such option may be exercised up to 7 times (in no less than 1 million share increments) during such applicable 18-month period.

•	Amerop will have representation on the Board of the Issuer commensurate with its ownership of Issuer Common Stock after the closing of the proposed transaction; and
•	Amerop shall have certain customary registration rights, including “piggy-back,” demand registration and holdback rights.

The foregoing summary of the Amerop Proposal is qualified by reference to the Amerop Proposal in its entirety, a copy of which is attached hereto as Exhibit A.

Amerop reserves the right to acquire additional shares of Issuer Common Stock, or sell its existing shares of Issuer Common Stock, based on the course of the discussions described above or on the basis of exogenous factors such as the price and availability of the Issuer’s securities; subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; other investment and business opportunities available to Amerop; tax considerations; and such other factors as Amerop may consider relevant.  In connection with its proposal and its review of other considerations, Amerop has retained outside counsel and a third-party financial advisor.  Except as set forth in this Schedule 13D, Amerop has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).

Item 5.        Interest in Securities of the Issuer

(a) and (b)

The information set forth on the cover page to this filing is incorporated herein by reference

The ownership percentages set forth herein are based on 14,481,771 shares of Issuer Common Stock outstanding as of August 1, 2017, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

(c)

Neither Amerop nor Mr. Wessell has effected any transactions involving shares of the Issuer Common Stock in the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

A	Amerop Proposal, dated October 17, 2017
B	Letter, dated September 11, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017

AMEROP HOLDINGS, INC.
By:	/s/ Leonard P. Wessell III
Name:	Leonard P. Wessell III
Title:	President

By:	/s/ Leonard P. Wessell III
Name:	Leonard P. Wessell III

SCHEDULE A

Set forth below is the name of the sole executive officer and director of Amerop Holdings, Inc., his present principal occupation or employment and the name, principal business and address of the corporation in which such employment is conducted and citizenship of such executive officer and director.

Name	Present Principal Occupation or Employment / Name and Address of Employer or other Organization	Address	Citizenship

Leonard P. Wessell III	Sole Director and President, Amerop Holdings, Inc.	Amerop Holdings, Inc. 1800 Broadway, Suite 100 Boulder, CO 80302	United States